UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 21, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 21, 2020, regarding the result of Annual General Assembly.

Istanbul, October 21, 2020

Announcement Regarding the Result of Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company held on October 21, 2020:

•	Board of Directors’ proposal on amendments in relation to Company’s articles of association was approved,
•	Balance Sheet and Profit/Loss statements relating to the fiscal year 2019 were approved,
•	Board Members were individually released from activities and operations of the Company pertaining to the year 2019,
•	Limit for donations was determined to be up to one percent (1%) of our Company’s revenue as per consolidated annual financial statements relating to the previous fiscal year prepared in accordance with the Capital Markets Board regulation,
•	Board of Directors decision with respect to the appointment of Mr. Christopher James Powell to vacant Board of Directors position pursuant to Article 363 of the Turkish Commercial Code was approved,
•	Agenda item 10 in relation to the determination of the remuneration of the members of the Board of Directors has not been voted as there were no proposals on these regards,
•	PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş (PricewaterhouseCoopers) was elected as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2020,
•	Board Members were permitted to be active in areas falling within or outside the scope of the Company’s operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code,
•	Following the voting of the Board of Directors’ decision dated September 24, 2020 regarding the agenda item on the distribution of dividend for fiscal year 2019; distribution of dividend in gross amount of TRY811,621,869 equivalent of gross cash dividend of TRY 0.3689190 (net TRY 0.3135812) per ordinary share with a nominal value of TRY 1 to the shareholders on November 30, 2020 in accordance with the announced dividend distribution table and dividend per share table and as per related legislation was approved. The dividend distribution shall not exceed 25% of net distributable income of 2019.

Herewith enclosed annex is the Dividend Distribution Table.

The minutes and the participants list of General Assembly is available in Turkish on our company website.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2019 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,667,763,533

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		4,032,118,132		2,693,985,399

4)	Tax (-)		785,630,658

5)	Net Profit for the period (=)	(3-4)	3,246,487,474	(3-4)	2,693,985,399

6)	Prior Years' Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	3,246,487,474	(5-6-7)	2,693,985,399

9)	Donations made during the year		-

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	3,246,487,474

	First Dividend		649,297,495
11)
a	-Cash
b	-Cash	(10*the minimum	649,297,495
c	-Share	rate determined by
	-Total	the CMB)	649,297,495

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		162,324,374

16)	Secondary Legal Reserves	((11+12+13+14+15)-(1*0.05))/10	70,162,187

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	2,364,703,419

20)	Other Distributable Sources
	-Prior years' profits (**)	-	-		811,621,869
	-Extra Ordinary Reserves
	-Other Distributable Reserves in
	accordance with legislation and Articles of Association

(*) TRY 2.364.703.419- which is the remaining of the 2019 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in SPK records,

(**) Pertaining to the period between January 1, 2019 and December 31, 2019, our Company’s profit calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the Financial Reporting in Capital Markets” the total amount of TRY 811.621.869, which shall be distributed in cash from statutory 2019 year's profit

(***) Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Cash Dividend Date
0.3689190	0.3135812	30.11.2020

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
		AMOUNT (TRY)	AMOUNT (TRY)	RATION(%)
GROSS	A
	B
	TOTAL	811.621.869	0,3689190	36,89
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A
	B
	TOTAL	689.878.588	0,3135812	31,36
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS
GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS (%)
811.621.869	25,00

(1) Group shares will be disclosed separately if there exists any privileged shares

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 21, 2020	By:	/s/ Helin Sinem Celikbilek
Name: Helin Sinem Celikbilek Title: Investor Relations Manager

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 21, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer